AXA EQUITABLE LIFE INSURANCE COMPANY

             ENDORSEMENT APPLICABLE TO SPECIAL DOLLAR COST AVERAGING


This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary.

In this Endorsement, "we", "our", and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

SPECIAL DOLLAR COST AVERAGING PROGRAM

You may elect to participate in a Special Dollar Cost Averaging ("DCA") Program at any time.

Under a Special DCA Program you allocate all of your Contribution to an interest bearing account for the program. You may designate either or both the Investment Performance Account Investment Option and the Protection with Investment Performance Account Investment Option as the designated Investment Options for the Special DCA Program.

We transfer a portion of each amount allocated to the account for Special DCA, including accrued interest, to the Investment Options according to your allocation instructions on a systematic [monthly] basis, such that all amounts are transferred out of the account by the end of the program. Your transfer percentages must comply with the Investment Option Allocation Limits shown in your Contract. Your current allocation instructions on file for your Contract become your allocation instructions for the Special DCA Program and establish the split of transfers from your Special DCA Account between the Protection with Investment Performance Account Value and Investment Performance Account Value as well as allocations to particular Investment Options. Subsequent changes to your allocation instructions may not change the allocation split between the Protection with Investment Performance Account Value and Investment Performance Account Value that has been established for your program. However, such changes may change your destination Investment Options within the Protection with Investment Performance Account Value and/or the Investment Performance Account Value. Transfers will be made on a first-in first-out (fifo) basis. Each program is for a [three, six, or twelve month] period or such other period we may make available to you in the future. The minimum initial amount that you may allocate to a Special DCA program is [$2,000.] You may elect to make subsequent Contributions to an existing Special DCA Program [in the first Contract Year]. The minimum subsequent Contribution amount that may be made to an existing program is [$250.] Subsequent Contributions to an existing Special DCA Program will not extend the expiration date of that program.

You may have only one Special DCA Program in effect at a time. At the expiration of a Special DCA Program, you may start a new program with a new Contribution [in the first Contract Year].

Any amount held in an account for Special DCA becomes part of our general assets, which support the guarantees of this Contract and other contracts. We will credit the amount of each Contribution allocated to and remaining in an account for Special DCA with interest at the effective annual rate that was applicable to your program on the Transaction Date of the Contribution. We may set different rates for programs of different duration.


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TRANSFER RULES

You may not transfer Annuity Account Value into a Special DCA Program. You may not transfer a Special DCA Program into another Special DCA Program [or into the Guaranteed Interest Option.] [Amounts transferred into the Guaranteed Interest Option may not exceed any limits described in the Data Pages.] Any request by you to transfer amounts out of an account for Special DCA, other than your regularly scheduled transfers to the Investment Options as part of a Special DCA Program, will terminate that Special DCA Program. Any amount remaining in the account for Special DCA after such a transfer will be transferred to the destination Investment Options according to your allocation instructions on file.

EFFECT OF TRANSFERS TO THE PROTECTION ACCOUNT VARIABLE INVESTMENT OPTIONS

Contributions to the Account for Special DCA scheduled to be transferred into the Protection with Investment Performance Account Investment Options over the duration of the program will increase your GIB and GMDB Benefit Base as of the effective date you contribute to a Special DCA Program.

EFFECT OF WITHDRAWALS

Except for withdrawals made under our Automatic RMD Withdrawal Service and Substantially Equal Withdrawal Programs, any withdrawal from an account for Special DCA will terminate that Special DCA Program. Any amounts remaining in the account for Special DCA after the program terminates because of such a withdrawal will be transferred to the destination Investment Options according to your allocation instructions on file. Any withdrawal which results in a reduction in the Special DCA amount previously included in your GIB and GMDB Benefit Bases will reduce the benefit base as described in any applicable optional rider attached to your Contract.

EFFECT OF TERMINATION OF AN OPTIONAL GUARANTEED INCOME BENEFIT RIDER AND/OR GUARANTEED DEATH BENEFIT RIDER

If you terminate all optional benefit riders, after you have allocated contributions to the Protection with Investment Performance Account Investment Options, any amount remaining in the account for Special DCA designated for the Protection with Investment Performance Account Investment Options will be defaulted to corresponding Investment Options under the Investment Performance Account Value. Alternatively, you may terminate the Special DCA program and all amounts destined for the Protection with Investment Performance Account Investment Options will be transferred to corresponding Investment Performance Account Investment Options on an accelerated basis.

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EFFECT OF VOLUNTARY TERMINATION OF THE SPECIAL DCA PROGRAM

If you terminate the Special DCA program any amounts in the Account for Special DCA will be transferred to the destination Investment Options on an accelerated basis as of the Transaction Date that the program is cancelled.


AXA EQUITABLE LIFE INSURANCE COMPANY

[                                       [
/s/ Christopher M. Condron              /s/ Karen Field Hazin
--------------------------              ----------------------
Christopher M. Condron                  Karen Field Hazin, Vice President,
Chairman, President and                 Secretary and Associate General Counsel]
Chief Executive Officer]








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